SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 21)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 16 Pages)

CUSIP No.:	291345106	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,101,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,101,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,101,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,532,068
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,532,068
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,532,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,387,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,387,888
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,387,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,247,816
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,247,816
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,247,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,635,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,635,704
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,635,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,532,068
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,532,068
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,532,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,635,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,635,704
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,635,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,167,772
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,167,772
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,167,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,167,772
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,167,772
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,167,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,382,070
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,382,070
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,382,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 13 of 16 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 21, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”), Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12”), Amendment No. 13, filed on July 1, 2011 (“Amendment No. 13”), Amendment No. 14, filed on July 8, 2011 (“Amendment No. 14”), Amendment No. 15, filed on June 5, 2012 (“Amendment No. 15”), Amendment No. 16, filed on September 27, 2012 (“Amendment No. 16”), Amendment No. 17, filed on October 9, 2012 (“Amendment No. 17”), Amendment No. 18, filed on October 19, 2012 (“Amendment No. 18”), Amendment No. 19, filed on January 10, 2013 (“Amendment 19”), and Amendment No. 20, filed on April 30, 2013 (“Amendment No. 20”, and, together with the Initial 13D and Amendment No. 1 through Amendment No. 19, the “Schedule 13D”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 20.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On May 7, 2013, the transactions contemplated by the Restructuring Agreement were consummated. In connection therewith, at the closing, the following securities were issued to, and allocated among, Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA:

•	Amended and restated Convertible Notes in an aggregate principal amount of $33,038,438, convertible into Common Stock at a conversion rate of $1.25;

•	Amended and restated warrants to purchase an aggregate of 11,997,776 Shares, with an exercise price of $0.50 per share;

•	New warrants to purchase an aggregate of 10,000,000 Shares, with an exercise price of $0.50 per share;

•	Amended and restated Bridge Notes in an aggregate principal amount of $1,493,275, convertible into Common Stock at a conversion rate of $0.50; and

•	Amended and restated Reimbursement Notes in an aggregate principal amount of $637,167, convertible into Common Stock at a conversion rate of $0.50.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are based on information contained in the Issuer’s Schedule 14A filed on April 19, 2013, which disclosed that there were 60,687,478 Shares outstanding as of April 4, 2013.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes, Bridge Notes and Reimbursement Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 18,101,462 Shares (approximately 24.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 6,226,054 Shares held for the account of Master Account, (B) 5,515,644 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, (C) 5,322,295 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (D) 781,328 Shares that can be obtained by Master Account upon the conversion of the Bridge Notes and (E) 256,141 Shares that can be obtained by Master Account upon the conversion of the Reimbursement Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 2,430,606 Shares (approximately 3.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 847,125 Shares held for the account of Capital Partners (100), (B) 716,030 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, (C) 727,834 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (D) 103,936 Shares that can be obtained by Capital Partners (100) upon the conversion of the Bridge Notes and (E) 35,681 Shares that can be obtained by Capital Partners (100) upon the conversion of the Reimbursement Notes.

Page 14 of 16 Pages

(iii) Advisors may be deemed the beneficial owner of 20,532,068 Shares (approximately 27.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 6,226,054 Shares held for the account of Master Account, (2) 5,515,644 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, (3) 5,322,295 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (4) 781,328 Shares that can be obtained by Master Account upon the conversion of the Bridge Notes and (5) 256,141 Shares that can be obtained by Master Account upon the conversion of the Reimbursement Notes, and (B) (1) 847,125 Shares held for the account of Capital Partners (100), (2) 716,030 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, (3) 727,834 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes, (4) 103,936 Shares that can be obtained by Capital Partners (100) upon the conversion of Bridge Notes and (5) 35,681 Shares that can be obtained by Capital Partners (100) upon the conversion of Reimbursement Notes.

(iv) Institutional Partners II may be deemed the beneficial owner of 14,387,888 Shares (approximately 20.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,240,750 Shares held for the account of Institutional Partners II, (B) 4,479,892 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares, (C) 5,791,092 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (D) 597,075 Shares that can be obtained by Institutional Partners II upon the conversion of the Bridge Notes and (E) 279,079 Shares that can be obtained by Institutional Partners II upon the conversion of the Reimbursement Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 36,247,816 Shares (approximately 40.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 8,164,436 Shares held for the account of Institutional Partners IIA, (B) 11,286,210 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares, (C) 14,589,528 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (D) 1,504,210 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Bridge Notes and (E) 703,432 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Reimbursement Notes.

(vi) Institutional Advisors II may be deemed the beneficial owner of 50,635,704 Shares (approximately 50.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 3,240,750 Shares held for the account of Institutional Partners II, (2) 4,479,892 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares, (3) 5,791,092 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (4) 597,075 Shares that can be obtained by Institutional Partners II upon the conversion of the Bridge Notes and (5) 279,079 Shares that can be obtained by Institutional Partners II upon the conversion of the Reimbursement Notes, and (B) (1) 8,164,436 Shares held for the account of Institutional Partners IIA, (2) 11,286,210 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares, (3) 14,589,528 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (4) 1,504,210 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Bridge Notes and (5) 703,432 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Reimbursement Notes.

(vii) MHRC may be deemed the beneficial owner of 20,532,068 Shares (approximately 27.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(viii) MHRC II may be deemed the beneficial owner of 50,635,704 Shares (approximately 50.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(ix) Fund Management may be deemed the beneficial owner of 71,167,772 Shares (approximately 62.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

(x) MHR Holdings may be deemed to be the beneficial owner of 71,167,772 Shares (approximately 62.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5 by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xi) Dr. Rachesky may be deemed the beneficial owner of 71,382,070 Shares (approximately 62.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II and MHR Holdings, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 195,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

Page 15 of 16 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 18,101,462 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 18,101,462 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 2,430,606 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 2,430,606 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 20,532,068 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 20,532,068 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 14,387,888 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 14,387,888 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 36,247,816 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 36,247,816 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 50,635,704 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 50,635,704 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) MHRC may be deemed to have (x) the sole power to direct the disposition of the 20,532,068 Shares which may be deemed to be beneficially owned by MHRC described above, and (y) the sole power to direct the voting of 20,532,068 Shares which may be deemed to be beneficially owned by MHRC as described above.

(viii) MHRC II may be deemed to have (x) the sole power to direct the disposition of the 50,635,704 Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 50,635,704 Shares which may be deemed to be beneficially owned by MHRC II as described above.

(ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 71,167,772 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 71,167,772 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(x) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 71,167,772 Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 71,167,772 Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 71,382,070 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 71,382,070 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) The information set forth in Item 4 above is incorporated into this Item 5(c) by reference.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated into this Item 6 by reference.

Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 9, 2013	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

/s/ Janet Yeung, Attorney in Fact